INTELLIPHARMACEUTICS LTD.
Unaudited Interim Consolidated Financial Statements
 (Stated in U.S. dollars)

September 30, 2009

NOTICE TO READER

Management of the Company has prepared the accompanying unaudited financial statements of Intellipharmaceutics Ltd., the predecessor to the business of the Company, for the three and nine month period ended September 30, 2009.  These unaudited interim financial statements are the responsibility of the Company’s management and have been approved by the Audit Committee of the Board of Directors of the Company.

The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

INTELLIPHARMACEUTICS LTD.
Consolidated Balance Sheets
(Stated in U.S. dollars; Unaudited)

As at	September 30,2009	December 31,2008
Assets
Current assets:
Cash	$10,883	$902,213
Accounts receivable	20,526	40,182
Investment tax credits	1,612,094	871,784
Deferred costs (note 5)	614,605	–
Prepaid expenses and sundry assets	60,736	77,197
	2,318,844	1,891,376

Property and equipment, net (note 4)	970,734	1,134,648
	$3,289,578	$3,026,024
Liabilities and Shareholders' (Deficiency) Equity

Current liabilities:
Accounts payable	$829,618	$328,477
Accrued liabilities (note 6)	530,966	315,864
Current portion of capital lease obligations (note 8)	36,140	32,285
Deferred revenue	458,656	497,149
Due to related parties (note 7)	2,303,258	925,830
	4,158,638	2,099,605
Capital lease obligations (note 8)	18,280	39,305
Deferred revenue	1,152,016	1,470,189

	5,328,934	3,609,099
Commitments and contingencies (notes 8 and 12)

Shareholders' deficiency:
Capital stock (note 9 and 10)
Authorized:
20,000,000 Special Voting Shares, $0.001 par value
40,000,000 common shares, $0.001 par value
Issued and outstanding:
10,850,000 Special Voting Shares (2008-10,850,000)	10,850	10,850
6,023,944 common shares (2008 - 6,023,944)	6,024	6,024
Additional paid-in capital	10,482,120	10,482,120
Accumulated other comprehensive income	(107,223)	385,647
Deficit	(12,431,127)	(11,467,716)
	(2,039,356)	(583,075)
	$3,289,578	$3,026,024

See accompanying notes to interim consolidated financial statements.

INTELLIPHARMACEUTICS LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Stated in U.S. dollars; Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Revenue:
Research and development	$125,590	$180,388	$468,422	1,159,964
	125,590	180,388	468,422	1,159,964

Expenses:
Cost of Revenue	86,773	374,712	200,970	1,106,934
Research and development	156,583	82,254	816,599	242,985
Selling, general and administrative costs	238,012	363,554	560,159	740,965
Depreciation	98,480	132,965	300,129	465,265
	579,848	953,485	1,877,857	2,556,149
Loss before the undernoted	(454,258)	(773,097)	(1,409,435)	(1,396,185)
Foreign exchange gain (loss)	321,750	(136,681)	508,380	(296,982)
Interest income	49	12,153	1,566	70,454
Interest expense	(33,280)	(17,971)	(63,922)	(60,471)
Net Loss for the period	(165,739)	(915,596)	(963,411)	(1,683,184)
Comprehensive Items:
Foreign exchange translation adjustment	(324,720)	63,499	(492,870)	74,232
Comprehensive loss	$(490,459)	$(852,097)	$(1,456,281)	$(1,608,952)

Loss per share, basic and diluted	$(0.01)	$(0.05)	$(0.06)	$(0.10)

Weighted average number of common shares and Special Voting Shares outstanding, basic and diluted	16,873,944	16,873,944	16,873,944	16,873,944

See accompanying notes to interim consolidated financial statements.

INTELLIPHARMACEUTICS LTD.
 Consolidated Statements of Shareholders’ (Deficiency) Equity
(Stated in U.S. dollars; Unaudited)

For the period ended September 30, 2009

	Special Voting Shares		Common shares		Additional paid-in	Accumulated other comprehensive		Total shareholders’ (deficiency)
	Number	Amount	Number	Amount	capital	income (loss)	Deficit	equity
Balance, January 1, 2008	10,850,000	$10,850	6,023,944	$6,024	$10,039,320	$(32,096)	$(7,702,542)	$2,321,556
Other comprehensive income	–	–	–	–	–	417,743	–	417,743
Stock-based compensation (note 10)	–	–	–	–	442,800	–	–	442,800
Net Loss for the year	–	–	–	–	–	–	(3,765,174)	(3,765,174)
	–	–	–	–	442,800	417,743	(3,765,174)	(2,904,631)
Balance, December 31, 2008	10,850,000	10,850	6,023,944	6,024	10,482,120	385,647	(11,467,716)	(583,075)
Other comprehensive loss	–	–	–	–	–	(492,870)	–	(492,870)
Net loss	–	–	–	–	–	–	(963,411)	(963,411)
	–	–	–	–	–	(492,870)	(963,411)	(1,456,281)
Balance, September 30, 2009	10,850,000	$10,850	6,023,944	$6,024	$10,482,120	$(107,223)	$(12,431,127)	$(2,039,356)

See accompanying notes to interim consolidated financial statements.

INTELLIPHARMACEUTICS LTD.
Consolidated Statements of Cash Flows
(Stated in U.S. dollars; Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Cash flows from (used in) operating activities:
Loss for the period	$(165,739)	$(915,596)	$(963,411)	$(1,683,184)
Items not affecting cash:
Depreciation	98,480	132,965	300,129	465,265
Interest Accrued	29,518	15,490	59,317	52,597
Unrealized foreign exchange loss (gain)	(299,159)	258,071	(477,210)	(114,899)

Changes in working capital:

Accounts receivable	(2,819)	6,849	22,360	526,833
Investment tax credits	(142,869)	(270,781)	(567,869)	(619,989)
Prepaid expenses and sundry assets	(16,996)	(16,503)	28,153	(42,374)
Accounts payable and accrued liabilities	436,208	(44,601)	589,632	(163,803)
Deferred revenue	(123,513)	(164,927)	(364,793)	(343,431)
Cash flows used in operating activities	(186,889)	(999,033)	(1,373,692)	(1,922,985)

Cash flows from (used in) financing activities:
Due to related parties	563,796	1,566	1,079,661	(138,386)
Deferred costs	(381,448)	–	(560,898)	–
Repayment of capital lease obligations	(9,391)	(10,053)	(24,732)	(29,715)
Cash flows from (used in) financing activities	172,957	(8,487)	494,031	(168,101)

Cash flows used in investing activities:
Purchase of property and equipment	(2,402)	(36,822)	(11,289)	(105,585)

Decrease in cash	(16,334)	(1,044,342)	(890,950)	(2,196,671)

Cash, beginning of period	25,518	2,045,604	902,213	3,202,294
Effect of foreign exchange gain (loss) on cash held in foreign currency	1,699	(3,538)	(380)	(7,899)
Cash, end of period	10,883	997,724	10,883	997,724

Supplemental cash flow information:
Interest paid	$–	$–	$–	$138,250
Taxes paid	$–	$–	$–	$–

See accompanying notes to interim consolidated financial statements.

INTELLIPHARMACEUTICS LTD.
Notes to Interim Consolidated Financial Statements
(Stated in U.S dollars; Unaudited)

For the three and nine months ended September 30, 2009 and 2008

1.	Nature of operations:

IntelliPharmaCeutics Ltd. (“IPC Ltd.” or the “Company”) is engaged in the research, development and licensing of both new and generic controlled-release pharmaceutical products.

2.	Basis of presentation:

These unaudited interim consolidated statements should be read in conjunction with the financial statements of IntelliPharmaCeutics Ltd.’s (the “Company”) most recently completed fiscal year ended December 31, 2008.  These interim consolidated financial statements do not include all disclosures required in annual consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.  These interim consolidated financial statements have been prepared using the same accounting policies, and methods as those used by the Company in the annual audited consolidated financial statements for the year ended December 31, 2008, except as described below under “recently adopted accounting pronouncements”.  The consolidated interim financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented.

(a)	Going concern:

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), except as described in the preceding paragraph, assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company’s principal business activities are focused on the research of both new and generic controlled-release pharmaceutical products.  The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products.  The Company has incurred losses from operations since inception, and has an accumulated deficit of $12,431,127 as at September 30, 2009 (December 31, 2008-$11,467,716).  The Company has funded its research and development activities through the issuance of capital stock, loans from related parties and funds received under development agreements.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources to support its operating activities for the foreseeable future.  The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis.  Management believes that the Company will be able to obtain additional financing to fund operations for the foreseeable future.

INTELLIPHARMACEUTICS LTD.
Notes to Interim Consolidated Financial Statements
(Stated in U.S dollars; Unaudited)

For the three and nine months ended September 30, 2009 and 2008

2.	Basis of presentation (continued):

(a)	Going concern (continued):

Subsequent to quarter end the Company completed the plan of arrangement and merger with Vasogen Inc where by the Company combined with Vasogen to continue as a publicly traded entity to be called Intellipharmaceutics International Inc. as further discussed in note 16.  As a result the Company received approximately $10 million of net cash as defined in the arrangement agreement in the combined entity.

(b)	Use of estimates:

The preparation of the interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company’s continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; evaluation of income tax positions; the determination of valuation allowances; determination of investment tax credits; the fair value option for financial assets and financial liabilities; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.

3.	Significant accounting policies:

(a)	Recently adopted accounting pronouncements:

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations ("SFAS 141(R)"). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the entity's first annual reporting period beginning on or after December 15, 2008. SFAS 141R, as amended, retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting.  It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development costs at fair value and requires the expensing of acquisition-related costs as incurred.  The Company was required to adopt SFAS No. 141(R) effective January 1, 2009. This had no impact on its interim consolidated financial statements for the periods ended September 30, 2009.

INTELLIPHARMACEUTICS LTD.
Notes to Interim Consolidated Financial Statements
(Stated in U.S dollars; Unaudited)

For the three and nine months ended September 30, 2009 and 2008

3.	Significant accounting policies (continued):

(a)	Recently adopted accounting pronouncements (continued):

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51 ("SFAS 160"), which will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity within the consolidated balance sheet. SFAS 160 is effective as of the beginning of an entity's first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited.  SFAS 160 provides guidance for the accounting, reporting and disclosure of non-controlling interests, previously referred to as minority interests.  A non-controlling interest represents the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent.  The Company was required to adopt SFAS No. 141(R) and SFAS No. 160 effective January 1, 2009. This had no impact on its interim consolidated financial statements for the periods ended September 30, 2009.

In April 2009, the FASB issued FASB Staff Position No. FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP FAS 141(R)-1”).  FSP FAS 141(R)-1 amends and clarifies SFAS No. 141(R) to address application issues with respect to initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  The FSP is effective for fiscal years beginning after December 15, 2008.  The Company was required to adopt FSP FAS 141(R)-1 effective January 1, 2009. As the Company did not acquire any businesses during the first nine months of 2009, the adoption of SFAS No. 141(R) and FSP FAS 141(R)-1 has had no impact on the Company’s interim consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position No. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”).  FSP FAS 157-4 provides additional guidance on the application of SFAS No. 157 in determining when a market is not active and whether a transaction is not orderly.  FSP FAS 157-4 also amends SFAS No. 157 to require disclosures in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.  The FSP is effective for financial statements issued after June 15, 2009, with early application permitted. This had no impact on its interim consolidated financial statements for the periods ended September 30, 2009.

On May 28, 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”).  SFAS No. 165 applies to all entities, and provides guidance on management’s assessment of events that occur after the balance sheet date but before the issuance of the financial statements.  It distinguishes between subsequent events that should and should not be recognized in the financial statements, requires disclosure of the date through which subsequent events were evaluated, and requires disclosure of certain non recognized subsequent events. It requires that management assess subsequent events for both interim and annual reporting periods.  SFAS No. 165 is not expected to significantly change practice because its guidance is similar to that in previously-existing U.S. auditing literature for assessing and disclosing subsequent events.  Rather, SFAS No. 165 represents guidance directed specifically to management.  It is effective prospectively for interim or annual financial statements issued after June 15, 2009. This had no impact on its interim consolidated financial statements for the period ended September 30, 2009.

INTELLIPHARMACEUTICS LTD.
Notes to Interim Consolidated Financial Statements
(Stated in U.S dollars; Unaudited)

For the three and nine months ended September 30, 2009 and 2008

3.	Significant accounting policies (continued):

(a)	Recently adopted accounting pronouncements (continued):

In April 2009, the FASB issued FASB Staff Position No. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2”).  FSP FAS 115-2 amends existing guidance for determining whether an other than temporary impairment of debt securities has occurred.  The FSP is effective for financial statements issued after June 15, 2009.  This had no impact on its interim consolidated financial statements for the period ended September 30, 2009.

In April 2009, the FASB issued FSP SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” (FSP FAS 107-1 and APB 28-1”).  FSP FAS 107 and APB 28-1 amends SFAS No. 107 “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments in interim as well as annual financial statements.  FSP FAS 107-1 and APB 28-1 also amends APB Opinion No 28, “Interim Financial Reporting, “to require those disclosures in all interim financial statements.  This standard is effective for periods ending after June 15, 2009.  This had no impact on its interim consolidated financial statements for the period ended September 30, 2009.

On June 29, 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 (“SFAS No. 168”).  SFAS No. 168 is intended to become the source of authoritative U.S. GAAP for nongovernmental entities, and all of the content will be considered authoritative.  As a result, the GAAP hierarchy will include only two levels of GAAP, authoritative and non-authoritative.  SFAS No. 168 is effective for financial statements issued for interim or annual periods ending after September 15, 2009.  This had no impact on its interim consolidated financial statements for the period ended September 30, 2009.

(b)	Future accounting pronouncements:

On June 12, 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140 (“SFAS No. 166”).  SFAS No. 166 reflects the FASB’s response to issues that entities have encountered with respect to applying FASB Statement No. 140 (“SFAS No. 140”).  It also addresses concerns raised by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by

INTELLIPHARMACEUTICS LTD.
Notes to Interim Consolidated Financial Statements
(Stated in U.S dollars; Unaudited)

For the three and nine months ended September 30, 2009 and 2008

3.	Significant accounting policies (continued):

(b)	Future accounting pronouncements (continued):

SFAS No. 140 in the wake of the subprime mortgage crisis and the global credit market deterioration, and is intended to improve the accounting for transfers of financial assets.  SFAS No. 166 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company will therefore adopt SFAS No. 166 on January 1, 2010.  The Company does not expect this pronouncement to have a material impact on its financial condition, results of operations, or cash flow.

On June 12, 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”).  SFAS No. 167 amends the consolidation guidance that applies to variable interest entities (VIEs), and will significantly affect the overall consolidation analysis under FASB Interpretation No. 46(R) (“FIN 46(R)”).  The amendments to the consolidation guidance affect all entities currently within the scope of FIN 46(R) as well as qualifying special-purpose entities that are outside of its scope.  An enterprise will need to reconsider its previous FIN 46(R) conclusions, including 1) whether an entity is a VIE, 2) whether the enterprise is the VIE’s primary beneficiary, and 3) what type of financial statement disclosures are required.  SFAS No. 167 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company is currently evaluating the impact that SFAS No. 167 will have on its financial statements upon its adoption on January 1, 2010.

The FASB, the EITF and the SEC have issued other accounting pronouncements and regulations during 2008 and 2009 that will become effective in subsequent periods.  The Company’s management does not believe that these pronouncements will have a significant impact on the Company’s financial statements at the time they become effective.

INTELLIPHARMACEUTICS LTD.
Notes to Interim Consolidated Financial Statements
(Stated in U.S dollars; Unaudited)

For the three and nine months ended September 30, 2009 and 2008

4.	Property and equipment

September 30,		Accumulated	Net book
2009	Cost	depreciation	Value

Computer Equipment	$136,262	$105,170	$31,092
Computer Software	16,810	13,569	3,241
Furniture and fixtures	83,948	57,425	26,523
Laboratory equipment	1,522,658	693,206	829,452
Leasehold improvements	882,881	882,881	-
Lab Equipment under Capital Lease	60,842	20,982	39,860
Computer Under Capital Lease	75,834	35,268	40,566
	$2,779,235	$1,808,501	$970,734

December 31,		Accumulated	Net book
2008	Cost	Depreciation	Value

Computer Equipment	$118,479	$85,090	$33,389
Computer Software	14,777	10,667	4,110
Furniture and fixtures	73,796	46,365	27,431
Laboratory equipment	1,735,133	885,875	849,258
Leasehold improvements	776,109	638,826	137,283
Lab Equipment under Capital Lease	53,484	12,261	41,223
Computer Under Capital Lease	66,664	24,710	41,954
	$2,838,442	$1,703,794	$1,134,648

Depreciation for the three months ended September 30, 2009 was $98,480 (2008-$132,965) and nine months ended September 30, 2009 was $300,129 (2008-$465,265).

5.	Deferred cost:

Professional, consulting, regulatory and other costs directly attributable to the transaction described in note 16 are recorded as deferred costs until the contemplated transaction is completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred.  Such costs are charged to share capital when the related shares are issued. As a result of the transaction, as described in note 16, these deferred costs will be expensed in the fourth quarter of 2009.

6.	Accrued liabilities:

	September 30,	December 31,
	2009	2008
Employee costs	$293,167	$154,311
Professional fees	225,553	148,458
Other	12,246	13,095
	$530,966	$315,864

INTELLIPHARMACEUTICS LTD.
Notes to Interim Consolidated Financial Statements
(Stated in U.S dollars; Unaudited)

For the three and nine months ended September 30, 2009 and 2008

7.	Due to related parties:

Amounts due to the related parties are payable to entities controlled by shareholders and to officers and directors of the Company.

	September 30,	December 31,
	2009	2008
Promissory note payable to two directors and officers of the Company, unsecured, 6% annual interest rate on the outstanding loan balance. The loan is repayable in any month at the rate of 25% of Gross revenue. (2009 – Cdn $2,437,931; 2008- Cdn$ 1,099,495)	$2,276,951	$902,705
Note payable to an entity controlled by shareholders, officers and directors of the Company, unsecured, non-interest bearing with no fixed repayment terms. (2009- Cdn $28,167, 2008 – Cdn $28,167)	26,307	23,125
	$2,303,258	$925,830

Interest expense on the promissory note payable to related parties for the three and nine months period ended September 30, 2009 is $31,234 and 48,068, respectively (2008 -$15,225 and  $51,741) and has been accrued and are included in the interim consolidated statement of operations.

As a result of the transactions, as described in note 16, effective October 22, 2009, the promissory note dated September 10, 2004 issued by IntelliPharmaCeutics Corp. (“IPC Opco”) to Dr. Isa Odidi and Dr. Amina Odidi (the “Shareholder Note”) was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Opco following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date and/or amounts received by IPC Opco for the scientific research tax credits received after the effective date for research expenses of IPC Opco incurred before the effective date and (ii) up to $800,000 from the Net Cash (as defined in the IPC Arrangement Agreement).

These transactions are in the normal course of operations and have been measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8.	Lease obligations:

The Company leases facilities under an operating lease which expires on November 2009. The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at September 30, 2009:

INTELLIPHARMACEUTICS LTD.
Notes to Interim Consolidated Financial Statements
(Stated in U.S dollars; Unaudited)

For the three and nine months ended September 30, 2009 and 2008

8.	Lease obligations (continued):

	Capital	Operating
	Leases	lease
2009	$10,959	$17,208
2010	37,593	-
2011	10,355	-
	58,907	$17,208

Less: amounts representing interest at 11%	4,487
	54,420
Less: current portion	36,140

	$18,280

9.	Capital stock:

Authorized, issued and outstanding:

(a)
The Company is authorized to issue up to 40,000,000 common shares with a par value of $0.001. Each common share entitles the holder to one vote. As at September 30, 2009, the Company has 6,023,944 common shares issued and outstanding (2008 – 6,023,944).  In addition, the Company is authorized to issue up to 20,000,000 preferred shares (“Special Voting Shares”) with a par value of $0.001. As at September 30, 2009 and December 31, 2008, the Company has 10,850,000 Special Voting Shares issued and outstanding. The Special Voting Shares outstanding in the Company give their holders voting rights on a one vote per share basis. The Special Voting Shares have no right to dividends or distributions from the Company and have no equity interest in the Company.

The 10,850,000 Special Voting Shares presently issued in the Company are all owned by a company controlled by two officers and directors of the Company (“Odidi Holdco”). At such time as Odidi Holdco exchanges its identical number of 10,850,000 shares in IPC Corp. for common shares in the Company, its economic interest in the Company is extinguished on a share-for-share basis and its Special Voting Shares in the Company are cancelled on a share-for-share basis.

(b)
As of September 30, 2009 the Company had 4,139,066 (December 31, 2008- 4,139,066) restricted common shares. Restricted stock is unregistered shares that has been issued but can’t yet be sold in the market.  The share certificate normally bears a written legend stating the restriction.  When the shares can legally be sold, the legend is removed from the certificate and the shares are moved from restricted to the free trading on the company ledger.

INTELLIPHARMACEUTICS LTD.
Notes to Interim Consolidated Financial Statements
(Stated in U.S dollars; Unaudited)

For the three and nine months ended September 30, 2009 and 2008

9.	Capital stock (continued):

(c)
As a result of the transactions, as described in note 16, effective October 22, 2009 former shareholders of Intellipharmaceutics Ltd. own approximately 86% of the outstanding common shares of Intellipharmaceutical International Inc. (“IPC”) and former shareholders of Vasogen own approximately 14% of the outstanding common shares of IPC. Each former Vasogen Inc. (“Vasogen”) shareholder received 0.065963061 common shares of IPC, and each former Intellipharmaceutics Ltd. shareholder received 0.552788117 common shares of IPC, for each share they exchange in the transaction. Following completion of the arrangement, IPC has approximately 10,907,060 common shares outstanding.

10.	Options and warrants:

In August 2004, the Board of Directors of the Company approved a grant of 5,000,000 stock options to two executives who are also the principal shareholders of the Company. The vesting of these options is contingent upon the achievement of certain performance milestones. These options will expire in 2014.

In September 2004, the Company established the 2004 Stock Incentive Plan (the “Plan”) for the benefit of the employees, officers, directors and certain consultants of the Company. The maximum number of common stock which may be set aside for issuance under the Plan was 1,500,000 shares, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company when required by law or regulatory authority. Generally, options issued under the Plan vest over a three-year period and have a term not exceeding 10 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, consistent with the provisions of SFAS No. 123(R) and SAB No. 107.

Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.

The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is nil as the Company is not expected to pay dividends in the foreseeable future.

INTELLIPHARMACEUTICS LTD.
Notes to Interim Consolidated Financial Statements
(Stated in U.S dollars; Unaudited)

For the three and nine months ended September 30, 2009 and 2008

10.	Options and warrants (continued):

For the three and nine months ended September 30, 2009 and 2008 there were no stock options issued.

Details of stock options transactions are as follows:

	September 30, 2009			September 30, 2008
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
		exercise	grant		exercise	grant
	Number of	price per	date	Number of	price per	date
	options	share	fair value	options	share	fair value
Outstanding beginning of year	5,065,591	$2.01	$0.88	5,133,920	$2.02	$0.88
Expired	29,997	3.00	0.79	53,330	3.22	0.47

Outstanding end of year	5,035,594	2.00	0.89	5,080,590	2.01	0.88

Options exercisable, end of year	535,594	$2.07	$0.89	580,590	$2.10	$0.87

As of September 30, 2009, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

Options outstanding					Options exercisable
Exercise Price	Number outstanding	Weighted average exercise price per share	Weighted average remaining contract life (years)	Weighted average grant date fair value	Number exercisable	Weighted average exercise price per share	Weighted average grant date fair value
$2.00	5,010,000	$2.00	5.2	$0.89	510,000	$2.00	$0.89
$3.00	25,594	3.00	2.1	0.85	25,594	3.00	0.85
	5,035,594	$2.00		$0.89	535,594	$2.07	$0.89

Of the total stock options granted up to September 30, 2009, 5,000,000 stock options will vest upon the achievement of certain performance conditions being achieved. Total unrecognized compensation cost relating to unvested stock options at September 30, 2009 is approximately $3,542,400 (2008-$3,542,400).

For the three and nine months period ended September 30, 2009 and 2008 no compensation cost has been recognized for the remaining unvested performance-based options as their vesting is not considered probable at this time. On a pro forma basis, if all performance conditions are achieved prior to the expiry of the term of these options in 2014, a stock-based compensation expense of approximately $3,542,400 will have been recognized.

No options were exercised in the three and nine months ended September 30, 2009 and 2008.

INTELLIPHARMACEUTICS LTD.
Notes to Interim Consolidated Financial Statements
(Stated in U.S dollars; Unaudited)

For the three and nine months ended September 30, 2009 and 2008

10.	Options and warrants (continued):

As a result of the transactions, as described in note 16, effective October 22, 2009 each former Vasogen option holder received 0.065963061 options to purchase common shares of IPC, and each former Intellipharmaceutics Ltd.  Option holder received 0.552788117 options to purchase common shares of IPC, for each share they exchange in the transaction. Following completion of the arrangement, IPC has approximately 2,856,003 options to purchase common shares of IPC outstanding.

As a result of the transactions, as described in note 16, effective October 22, 2009 each of the 2.0 million warrants outstanding that were issued in connection with the November 2006 financing and each of the 4.0 million warrants outstanding that were issued in connection with the May 2007 financing will become 7231971 Canada Inc. (“New Vasogen”) Warrants on the basis of one New Vasogen warrant for each warrant held.  Then each of the New Vasogen warrants will become such number of IPC Warrants for each New Vasogen Warrant as is determined on the basis of the Vasogen Exchange Ratio pursuant to the Plan of Arrangement and the exercise price per IPC Share issuable upon exercise of each IPC warrant will be equal to the quotient obtained by dividing the exercise price per New Vasogen Share of such New Vasogen warrant by such Vasogen Exchange Ratio.  Following completion of the arrangement, IPC has 393,583 warrants to purchase common shares of IPC outstanding. In addition approximately 87,256 broker warrants will be issued in connection with this transaction.

11.	Income taxes:

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the nine months ended September 30, 2009 and 2008.  The Company has non-capital loss carry-forwards at September 30, 2009 totaling $5,803,920 in Canada and $74,436 in United States federal income tax losses that must be offset against future taxable income.  If not utilized, the loss carry-forwards will expire between 2014 - 2029.  As a result of FIN 48, “Accounting for Uncertainty in Income Taxes”, there was no material impact on the Company’s financial statements.

For the nine months ended September 30, 2009, the Company has a cumulative carry-forward pool of SR&ED expenditures in the amount of $4,818,629 Federal and $4,818,629 Provincial, which can be carried forward indefinitely.

For the nine months ended September 30, 2009, the Company had approximately $186,363 (2008-$163,822) of unclaimed Canadian investment tax credits (ITCs) which expire from 2024 to 2029.

These losses and credits are subject to a full valuation allowance as they do not meet the more likely than not test.

The Company is currently evaluating the impact the result of these transactions, as described in Note 16,  will have on its tax accounts.

INTELLIPHARMACEUTICS LTD.
Notes to Interim Consolidated Financial Statements
(Stated in U.S dollars; Unaudited)

For the three and nine months ended September 30, 2009 and 2008

12.	Contingencies:

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at September 30, 2009, there were no pending litigation or threatened claims outstanding, other than the one described in the following paragraph.

In October 2008, the Company, together with a drug development partner, Par Pharmaceutical, Inc. (“Par”), was named as a defendant in two litigation actions in respect of the filing with the U.S. Federal Drug Agency of the Company’s generic drug application for a drug product it has developed for Par. The plaintiffs in each action have claimed to hold patents relating to the drug product developed by the Company. The Company believes that its product does not infringe such patents. Par is responsible for defense of the litigation and the related costs.

Pursuant to an arrangement agreement between Vasogen and Cervus GP Ltd. and Cervus LP (“Cervus”) dated August 14, 2009 (the “Cervus Agreement”), Vasogen and New Vasogen entered into an indemnity agreement (the “Indemnity Agreement”).

The Indemnity Agreement is designed to provide Vasogen, following the completion of the plan of arrangement, with indemnification from New Vasogen, the resulting entity that will carry on the business previously carried on by Vasogen, for claims relating to Vasogen’s and New Vasogen’s business that are brought against Vasogen in the future, subject to certain conditions and limitations.

New Vasogen’s obligations under the Indemnity Agreement relating to the Tax Pools (as defined in the Indemnity Agreement are limited to an aggregate of Cdn$1,455 with a threshold amount of Cdn$50 before there is an obligation to make a compensation payment.

As a result of the transactions, as described in note 16, that were effective October 22, 2009 IPC will assume all obligations and liabilities of New Vasogen pursuant to the Indemnity Agreement.

13.	Financial instruments:

(a)	Fair values:

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash, accounts receivable, investment tax credits and accounts payable, accrued liabilities and capital leases approximates their fair values because of the short-term nature of these instruments.

The fair values of amounts due to related parties are not determinable due to the nature of the amounts.

INTELLIPHARMACEUTICS LTD.
Notes to Interim Consolidated Financial Statements
(Stated in U.S dollars; Unaudited)

For the three and nine months ended September 30, 2009 and 2008

13.	Financial instruments (continued):

(b)	Interest rate and credit risk:

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

(c)	Foreign exchange risk:

The Company is exposed to foreign currency fluctuations as the Company holds Canadian dollars, and these statements are presented in United States dollars.

(d)	Liquidity risk

Liquidity risk is the risk that the department will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

14.	Segmented information:

The Company's operations comprise a single reporting segment engaged in the research, development, licensing and marketing of both new and generic controlled-release pharmaceutical products. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in North America.

	Three months ended September 30,		nine months ended September 30,
	2009	2008	2009	2008
Revenue
Canada	$-	$-	$-	$-
United States	125,590	180,388	468,422	1,159,964
	$125,590	$180,388	$468,422	$1,159,964

As at:			September 30,
			2009	December 31, 2008

Total Assets:
Canada			$3,289,578	$3,026,024
Total property and equipment:
Canada			$970,734	$1,134,648

INTELLIPHARMACEUTICS LTD.
Notes to Interim Consolidated Financial Statements
(Stated in U.S dollars; Unaudited)

For the three and nine months ended September 30, 2009 and 2008

15.	Future developments:

The shareholders of IntelliPharmaCeutics Ltd. and Vasogen Inc. approved the plan of arrangement and merger where by the Company will combine with Vasogen to continue as a publicly traded entity to be called Intellipharmaceutics International Inc. at their respective shareholder meetings on October 19, 2009, and all court and regulatory approvals required to effect the arrangement were received. The arrangement resulted in Intellipharmaceutics Ltd. and Intellipharmaceutics Corp. combining with 7231971 Canada Inc., a new Vasogen company, that acquired substantially all of the assets of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP as described further below. The completion of the arrangement results in a new publicly-traded company, Intellipharmaceutics International Inc. (“IPC”) traded on the TSX and NASDAQ.

On October 22, 2009, the Company and Vasogen Inc. (“Vasogen”), completed a plan of arrangement and merger, whereby the Company will combine with Vasogen to continue as a publicly-traded entity to be called IntelliPharmaCeutics International Ltd.

Separately, Vasogen has also entered into an arrangement agreement with Cervus LP, an Alberta based limited partnership, that will reorganize Vasogen prior to completion of the transaction with the Company and which will provide net proceeds to Vasogen of approximately Cdn$7.5 million in non-dilutive capital.

As a result, Vasogen provided approximately $10 million of net cash as defined in the arrangement agreement, to the new combined entity.

The Company's shareholders are expected to own approximately 86% of the outstanding common shares of the combined entity and Vasogen's shareholders are expected to own approximately 14% of the outstanding common shares of such entity.

Also, subsequent to quarter end the Company extended the operating lease for its current facility for a term of one year.